Brookfield

Brookfield Renewable Partners L.P.

Q3 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2019 is provided as of November 11, 2019. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”). a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 - Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and South African Rand, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 - Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 - Q3 2019 Highlights	3	Part 5 - Liquidity and Capital Resources	19
		Capitalization and available liquidity	19
Part 2 - Financial Performance Review on Consolidated Information	5	Borrowings	20
		Consolidated statements of cash flows	21
		Shares and units outstanding	23
Part 3 - Additional Consolidated Financial Information	7	Dividends and distributions	23
Summary consolidated statements of financial position	7	Contractual obligations	23
Related party transactions	8	Off-statement of financial position arrangements	24
Equity	9
		Part 6 - Selected Quarterly Information	25
Part 4 - Financial Performance Review on Proportionate Information	10	Summary of historical quarterly results	25
		Proportionate results for the nine months ended September 30	26
Proportionate results for the three months ended September 30	11	Reconciliation of non-IFRS measures	27
Reconciliation of non-IFRS measures	15
Contract profile	18	Part 7 - Critical Estimates, Accounting Policies and Internal Controls	30

		Part 8 - Presentation to Stakeholders and Performance Measurement	32

		Part 9 - Cautionary Statements	36

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 1 - Q3 2019 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Operational information
Capacity (MW)	18,042	17,392	18,042	17,392
Total generation (GWh)
Long-term average generation	12,332	12,113	40,077	38,486
Actual generation	11,089	11,609	40,095	37,611

Proportionate generation (GWh)
Long-term average generation	5,821	5,956	19,628	19,242
Actual generation	5,213	5,552	20,061	18,701
Average revenue ($ per MWh)	82	79	77	76

Selected financial information(1)
Net income (loss) attributable to Unitholders	$(53)	$(55)	$7	$(49)
Basic income (loss) per LP Unit	(0.17)	(0.18)	0.02	(0.16)
Consolidated Adjusted EBITDA(2)	507	494	1,789	1,619
Proportionate Adjusted EBITDA(2)	301	277	1,096	952
Funds From Operations(2)	133	105	590	470
Funds From Operations per Unit(1)(2)	0.43	0.33	1.90	1.50
Distribution per LP Unit	0.52	0.49	1.55	1.47

(1)
For the three and nine months ended September 30, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million and 311.2 million, respectively (2018: 312.6 million and 312.7 million).

(2)
Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 - Financial Performance Review on Proportionate Information - Reconciliation of non-IFRS measures” and “Part 9 - Cautionary Statements”.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2019	December 31, 2018
Liquidity and Capital Resources
Available liquidity(1)	$2,470	$1,974
Debt to capitalization - Corporate	17%	15%
Debt to capitalization - Consolidated	34%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	76%	75%
Floating rate debt exposure on a proportionate basis(2)(3)	5%	7%
Medium term notes(1)
Average debt term to maturity	10 years	7 years
Average interest rate	4.1%	4.4%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity (3)	10 years	10 years
Average interest rate (3)	5.2%	5.4%

(1)	Available liquidity and Medium term notes are adjusted to reflect the repayment of Series 7 (C$450) medium term notes of $340 million that was completed on October 15, 2019.

(2)	Excludes 6% (2018: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

(3)	Includes non-recourse borrowings put in place subsequent to September 30, 2019. Average debt term to maturity is 9 years and average interest rate is 5.3% at September 30, 2019.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

Operations
Funds From Operations increased to $133 million and $0.43 on a per unit basis, representing a 27% and 30% increase, respectively, from the prior year, driven by:

•	Higher realized prices, primarily in Colombia and Canada on the back of our commercial and re-contracting initiatives

•	Growth in our wind segment through the acquisition of a 210 MW wind portfolio in India and the commissioning of 51 MW of new wind capacity in Europe

•	Realization of costing-saving initiatives across our business

•	Partially offset by lower generation, primarily at our hydroelectric facilities in Canada (10% below long-term average and 5% lower than prior year generation on a same-store basis)
After deducting non-cash depreciation, net loss attributable to Unitholders for the three months ended September 30, 2019 was $53 million or $0.17 per LP Unit, compared to $55 million or $0.18 per LP Unit in the prior year.
Continued to focus on extending our contract profile as we completed the following:

•	In Colombia, we contracted 2,287 GWh/year, including individual contracts with up to ten years in duration

•	In Brazil, we entered into seven new contracts to deliver 139 GWh/year until 2026
Liquidity and Capital Resources
Further enhanced financial flexibility:

•	Available liquidity of $2.5 billion

•
Capitalized on the low interest rate environment while maintaining a well-laddered debt maturity profile and secured diverse sources of capital to execute on $2.3 billion of financings and $210 million of capital recycling initiatives

◦	Secured over $1.1 billion from non-recourse financings during the quarter, reducing our weighted average cost of borrowing

◦
Issued the largest corporate green bond in Canada - C$300 million due in January 2030 and C$300 million due in November 2049 - to complete the early refinancing of our 2020 corporate bond of C$450 million, extending our corporate debt maturity to ten years

◦	Completed the sale of a solar facility in South Africa for total proceeds of $27 million ($9 million net to Brookfield Renewable)

◦	Subsequent to quarter-end, completed the sale of a wind portfolio in Northern Ireland and a wind portfolio in Portugal for total proceeds of $186 million ($74 million net to Brookfield Renewable)

◦
Subsequent to quarter-end, TerraForm Power completed a $250 million equity offering of its Class A common shares concurrent with a $50 million private placement with Brookfield Renewable and issued $700 million of senior notes to refinance upcoming maturities, reducing the cost and extending the term of its debt portfolio

Subsequent to quarter-end, we announced our intention to create a Canadian corporation (“BEPC”) with publicly-traded shares that we expect will be economically-equivalent to the limited partnership units of Brookfield Renewable.
Growth and Development
TerraForm Power completed the previously announced acquisition of a large-scale distributed generation business in the U.S. totaling 322 MW of recently constructed and fully contracted portfolio capacity, underpinned by a 17-year average remaining PPA term with credit-worthy offtakers.
Together with our institutional partners, we completed the acquisition of 200 MW of operating wind assets in China for total consideration of $160 million.
Completed the commissioning of 8 MW of new rooftop solar capacity in China.
Continued to progress our development pipeline:

•
Continued to advance the construction of 151 MW of hydroelectric, wind, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2019 and 2021 and to generate annualized Funds From Operations net to Brookfield Renewable of $11 million

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 2 - FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Revenues	$642	$674	$2,254	$2,202
Direct operating costs	(239)	(257)	(745)	(760)
Management service costs	(29)	(22)	(73)	(64)
Interest expense – borrowings	(164)	(176)	(515)	(534)
Share of earnings from equity-accounted investment	1	6	33	12
Foreign exchange and unrealized financial instrument loss	(10)	(10)	(40)	(35)
Depreciation	(200)	(192)	(600)	(611)
Income tax recovery (expense)	13	5	(60)	(22)
Net income (loss) attributable to Unitholders	$(53)	$(55)	$7	$(49)
	Average FX rates to USD
C$	1.32	1.31	1.33	1.29
	€0.90	0.86	0.89	0.84
R$	3.97	3.96	3.89	3.60
	£0.81	0.77	0.79	0.74
COP	3,339	2,959	3,239	2,886
Variance Analysis For The Three Months Ended September 30, 2019
Revenues totaling $642 million represents a decrease of $32 million over the prior year. The benefit from growth in our portfolio, both through our recent investments and recently commissioned facilities, and the inflation indexation of our contracts, commercial contracting initiatives and higher market prices in Colombia were partially offset by the foreign exchange impact of a strengthening United States dollar versus the Colombian peso, resulting in a net $1 million increase to revenues. Generation on a same-store basis decreased by 709 GWh or 6% compared to the prior year, primarily due to below average hydrology conditions in Canada which reduced revenues by $19 million, and completed asset sales reduced revenues by $14 million.
Direct operating costs totaling $239 million represents a decrease of $18 million over the prior year due to cost-saving initiatives across our business and the impact of the foreign exchange movements noted above.
Interest expense - borrowings totaling $164 million represents a decrease of $12 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, as well as lower corporate borrowings and the favorable foreign exchange movements noted above.
Share of earnings from equity-accounted investments totaling $1 million represents a decrease of $5 million over the prior year as the higher revenues from our increased ownership in TerraForm Power was more than offset by unrealized hedging losses.
Management service costs totaling $29 million represents an increase of $7 million over prior year due to the growth of our business.
Net loss attributable to Unitholders totaling $53 million represents a decrease of $2 million as lower revenues were more than offset by operating cost savings and lower borrowing costs.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

Variance Analysis For The Nine Months Ended September 30, 2019
Revenues totaling $2,254 million represents an increase of $52 million over the prior year. On a same-store basis, revenues increased $153 million, primarily due to higher average realized prices which contributed $88 million to revenues, attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on our uncontracted volumes in Colombia. We benefited from a 7% increase in generation primarily due to above average hydrology conditions in North America during the first half of the year which increased revenues by $65 million relative to the prior year. Recently acquired and commissioned facilities contributed 441 GWh and $34 million to revenues which was partially offset by recently completed asset sales that reduced revenues by $20 million. Foreign currency movements negatively impacted our revenues by $115 million as a result of the strengthening of the United States dollar.
Direct operating costs totaling $745 million represents a decrease of $15 million over the prior year driven by cost-savings realized in the year across our business and the foreign exchange impact noted above. This was partially offset by the operating costs of our recently commissioned and acquired facilities and the timing of certain maintenance activities in North America, Brazil and Europe.
Interest expense - borrowings totaling $515 million represents a decrease of $19 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, lower corporate borrowings and the foreign exchange movements noted above.
Share of earnings from equity-accounted investments totaling $33 million represents an increase of $21 million over the prior year driven by our increased ownership in TerraForm Power.
Management service costs totaling $73 million represents an increase of $9 million over the prior year due to the growth of our business.
Income tax expense of $60 million represents an increase of $38 million as a result of higher taxable income relative to the prior period, particularly in Colombia, due to the strong performance of the business.
Net income attributable to Unitholders totaling $7 million represents an increase of $56 million over the prior year primarily a result of the above noted increase in revenues.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 3 - ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2019	December 31, 2018
Assets held for sale	$782	$920
Current assets	1,942	1,961
Equity-accounted investments	1,536	1,569
Property, plant and equipment	28,350	29,025
Total assets	33,435	34,103
Liabilities directly associated with assets held for sale	385	533
Corporate borrowings	2,119	2,334
Non-recourse borrowings	8,506	8,390
Deferred income tax liabilities	4,096	4,140
Total liabilities and equity	$33,435	$34,103
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Assets held for sale
Assets held for sale totaled $782 million as at September 30, 2019 compared to $920 million as at December 31, 2018. The $138 million decrease was attributable to the sale of almost all of our South African wind and solar portfolio, offset by the classification of six operating wind facilities (191 MW) in Europe as assets held for sale.
As at September 30, 2019, Brookfield Renewable has presented seven solar facilities (91 MW) in Asia and South Africa and six wind facilities (191 MW) in Europe as held for sale. The sale of six wind facilities in Europe was completed subsequent to the quarter-end.
Property, plant and equipment
Property, plant and equipment totaled $28.4 billion as at September 30, 2019 compared to $29.0 billion as at December 31, 2018. The $675 million decrease was partially attributable to a $345 million transfer to assets held for sale relating to the sale of six operating wind facilities in Europe that was completed subsequent to quarter-end and a $543 million foreign exchange revaluation driven by the strengthening of the United States dollar. The decrease was also attributable to depreciation expense associated with property, plant and equipment of $600 million for the period. The above decreases were partially offset by the acquisitions of 410 MW of operating wind capacity in Asia that increased property, plant and equipment by $550 million and capitalized additions of $118 million primarily attributable to the sustaining capital expenditures of our hydroelectric assets as well as our on-going construction projects in Brazil. Upon adoption of IFRS 16 on January 1, 2019, we recognized $145 million of capitalized lease arrangements.
Corporate borrowings
Corporate borrowings totaled $2.1 billion as at September 30, 2019 compared to $2.3 billion as at December 31, 2018. The decrease is primarily due to net credit facility repayments of $709 million. This was partially offset by the issuance of the largest corporate green bond in Canada - C$300 million ($227 million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes. Subsequent to quarter-end, we repaid the Series 7 medium term notes, extending the average corporate term to maturity to 10 years and reducing the average interest rate to 4.1%.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefited during the period from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow. The wind levelization agreement expired in February 2019.
Brookfield Renewable and Brookfield completed a transaction to internalize all energy marketing capabilities in North America into Brookfield Renewable. Refer to Note 27 - Related Party Transactions in our 2018 annual audited consolidated financial statements for additional details of the energy marketing internalization.
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 - Related Party Transactions in our 2018 annual audited consolidated financial statements.
Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.
Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the year there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management placed up to $600 million on deposit with Brookfield Renewable in 2019 which have been paid back in full prior to September 30, 2019, including any interest that had been accrued. The interest expense on the deposit for the three and nine months ended September 30, 2019 totaled $2 million and $5 million, respectively (2018: $2 million and $7 million).
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30, 2019:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Revenues
Power purchase and revenue agreements	$101	$101	$469	$375
Wind levelization agreement	—	2	1	6
	$101	$103	$470	$381
Direct operating costs
Energy purchases	$(3)	$(3)	$(8)	$(8)
Energy marketing fee	(6)	(6)	(18)	(18)
Insurance services(1)	(6)	(6)	(20)	(19)
	$(15)	$(15)	$(46)	$(45)
Interest expense - borrowings	$(2)	$(2)	$(5)	$(7)
Management service costs	$(29)	$(22)	$(73)	$(64)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2019 were less than $1 million (2018: less than $1 million)..

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $12 million and $37 million, respectively, were declared during the three and nine months ended September 30, 2019 (2018: $10 million and $30 million).
Preferred limited partners' equity
During the first quarter of 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.
The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2019, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
Limited partners' equity
Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.
During the three and nine months ended September 30, 2019, Brookfield Renewable issued 38,997 LP Units and 144,245 LP Units, respectively (2018: 63,653 LP Units and 221,342 LP Units, respectively) under the distribution reinvestment plan at a total cost of $2 million and $5 million, respectively (2018: $2 million and $7 million).
In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended September 30, 2019 and 2018. During the nine months ended September 30, 2019, Brookfield Renewable repurchased and canceled 20,000 LP Units at a total cost of $1 million (2018: 281,359 LP Units at a total cost of $8 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 4 - FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's chief operating decision maker ("CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 - Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	2,277	2,526	2,443	2,654	$161	$166	$95	$99	$55	$53	$—	$(3)
Brazil	734	791	1,009	996	50	53	53	38	46	31	22	2
Colombia	721	742	853	859	56	54	34	29	24	20	19	11
	3,732	4,059	4,305	4,509	267	273	182	166	125	104	41	10
Wind
North America	579	597	713	723	46	50	32	30	15	14	(26)	(27)
Europe	185	141	198	208	21	17	15	9	9	2	(7)	(9)
Brazil	201	211	215	215	11	15	9	13	7	11	(3)	5
Asia	93	48	97	41	8	4	7	3	5	2	1	1
	1,058	997	1,223	1,187	86	86	63	55	36	29	(35)	(30)
Solar	279	279	293	260	56	58	49	46	36	31	10	19
Storage & Other	144	217	—	—	21	25	9	14	6	11	(1)	5
Corporate	—	—	—	—	—	—	(2)	(4)	(70)	(70)	(68)	(59)
Total	5,213	5,552	5,821	5,956	$430	$442	$301	$277	$133	$105	$(53)	$(55)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	4,305	4,509
Generation (GWh) - actual	3,732	4,059
Revenue	$267	$273
Other income	19	2
Direct operating costs	(104)	(109)
Adjusted EBITDA	182	166
Interest expense	(52)	(58)
Current income taxes	(5)	(4)
Funds From Operations	$125	$104
Depreciation	(84)	(93)
Deferred taxes and other	—	(1)
Net income	$41	$10
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	1,464	1,477	$75	$70	$55	$51	$28	$21	$(19)	$(14)
Canada	813	1,049	63	59	40	48	27	32	19	11
	2,277	2,526	71	66	95	99	55	53	—	(3)
Brazil	734	791	68	67	53	38	46	31	22	2
Colombia	721	742	78	73	34	29	24	20	19	11
Total	3,732	4,059	$72	$67	$182	$166	$125	$104	$41	$10
North America
Funds From Operations at our North American business were $55 million versus $53 million in the prior year. Higher average realized revenue per MWh due to inflation indexation of our contracts and generation mix more than offset generation on a same-store basis that was 4% lower than the prior year as a result of below average hydrology conditions at our Canadian facilities. Funds From Operations was also impacted by the partial sale of certain of our Canadian assets - $5 million and 76 GWh.
Net income attributable to Unitholders increased $3 million over the prior year primarily due to the above noted increase to Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $46 million versus $31 million in the prior year. In the current quarter, we benefited from a ruling reaffirming the historical generation of our facilities contributing $14 million to Funds From Operations. Recently commissioned facilities contributed $1 million and 9 GWh to Funds From Operations and generation, respectively. Funds From Operations on a same-store basis was consistent with the prior year.
Net income attributable to Unitholders increased $20 million over the prior year primarily due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

Colombia
Funds From Operations at our Colombian business were $24 million versus $20 million in the prior year as we benefited from our cost-reduction initiatives and an increase in average revenue per MWh as a result of higher ancillary revenues, inflation indexation, re-contracting initiatives and favorable market prices realized on our uncontracted volumes. This was partially offset by lower generation as we stored water in anticipation of higher pricing in the upcoming dry season.
Net income attributable to Unitholders increased by $8 million over the prior year primarily due to the above noted increase in Funds From Operations.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	1,223	1,187
Generation (GWh) - actual	1,058	997
Revenue	$86	$86
Other income	2	—
Direct operating costs	(25)	(31)
Adjusted EBITDA	63	55
Interest expense	(26)	(25)
Current income taxes	(1)	(1)
Funds From Operations	36	29
Depreciation	(54)	(50)
Deferred taxes and other	(17)	(9)
Net income (loss)	$(35)	$(30)
The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	404	421	$77	$83	$21	$19	$9	$8	$(11)	$(13)
Canada	175	176	87	85	11	11	6	6	(15)	(14)
	579	597	80	84	32	30	15	14	(26)	(27)
Europe	185	141	111	121	15	9	9	2	(7)	(9)
Brazil	201	211	55	71	9	13	7	11	(3)	5
Asia	93	48	85	62	7	3	5	2	1	1
Total	1,058	997	$81	$85	$63	$55	$36	$29	$(35)	$(30)
North America
Funds From Operations at our North American business were $15 million versus $14 million in the prior year. Our portfolio benefited from operating cost savings initiatives at certain of our wind facilities in the United States, which was partially offset by lower generation relative to the prior year.
Net loss attributable to Unitholders was $26 million versus $27 million in the prior year primarily due to the above noted increase to Funds From Operations.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

Europe
Funds From Operations at our European business were $9 million versus $2 million in the prior year. The growth of our portfolio following the commissioning of 51 MW of new wind capacity contributed $1 million to Funds From Operations and 8 GWh of generation. On a same store basis, Funds From Operations were up $6 million primarily due to stronger resource, inflation indexation of our contracts, higher market prices on our regulated assets and interest cost savings due to capital structure optimization.
Net loss attributable to Unitholders was $7 million versus $9 million in the prior year as the above noted increase in Funds From Operations was mostly offset by higher unrealized hedging losses.
Brazil
Funds From Operations at our Brazilian business were $7 million versus $11 million in the prior year as a result of below average generation and lower average realized prices due to a commercial initiative that benefited the prior year.
Net income attributable to Unitholders decreased by $8 million from the prior year primarily due to the above noted decrease in Funds From Operations.
Asia
Funds From Operations at our Asian business were $5 million versus $2 million in the prior year, due to the contribution from growth following the acquisition of a 210 MW wind facility in India - $3 million of Funds From Operations and 97 GWh of generation. On a same-store basis, our assets continue to perform in line with plan and consistent with prior year.
Net income attributable to Unitholders was $1 million, consistent with prior year. The above noted increase in Funds From Operations was mostly offset by higher depreciation expense due to growth.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	293	260
Generation (GWh) - actual	279	279
Revenue	$56	$58
Other income	3	1
Direct operating costs	(10)	(13)
Adjusted EBITDA	49	46
Interest expense	(13)	(15)
Current income taxes	—	—
Funds From Operations	$36	$31
Depreciation	(13)	(11)
Deferred taxes and other	(13)	(1)
Net income	$10	$19
Funds From Operations at our solar business were $36 million versus $31 million in the prior year as the business benefited from the growth of our portfolio. The business is operating in line with our expectations.
Net income attributable to Unitholders at our solar business was $10 million versus $19 million in the prior year as the above noted increase in Funds From Operations was more than offset by unrealized hedging losses.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - actual	144	217
Revenue	$21	$25
Other income	—	—
Direct operating costs	(12)	(11)
Adjusted EBITDA	9	14
Interest expense	(3)	(3)
Other	—	—
Funds From Operations	$6	$11
Depreciation	(6)	(5)
Deferred taxes and other	(1)	(1)
Net income	$(1)	$5
Funds From Operations at our storage & other businesses were $6 million versus $11 million in the prior year due to lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Net loss attributable to Unitholders was $1 million versus Net income attributable to Unitholders of $5 million in the prior year as a result of the above noted decrease in Funds From Operations.
CORPORATE
The following table presents our results for corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$4	$1
Direct operating costs	(6)	(5)
Adjusted EBITDA	(2)	(4)
Management service costs	(29)	(22)
Interest expense	(21)	(27)
Distributions on Preferred LP Units and Shares	(18)	(17)
Funds From Operations	$(70)	$(70)
Deferred taxes and other	2	12
Net loss	$(68)	$(58)
Management service costs totaling $29 million increased $7 million compared to the prior year due to the growth of our business.
Distributions attributable to Preferred LP Units and Shares increased $1 million compared to the prior year due to the C$175 million ($131 million) Preferred LP Units issuance completed in the first quarter of 2019.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	161	50	56	46	21	11	8	56	21	—	430	(97)	309	642
Other income	2	17	—	—	2	—	—	3	—	4	28	(5)	2	25
Direct operating costs	(68)	(14)	(22)	(14)	(8)	(2)	(1)	(10)	(12)	(6)	(157)	26	(108)	(239)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	76	3	79
Adjusted EBITDA	95	53	34	32	15	9	7	49	9	(2)	301	—	206
Management service costs	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Interest expense - borrowings	(39)	(4)	(9)	(16)	(6)	(2)	(2)	(13)	(3)	(21)	(115)	28	(77)	(164)
Current income taxes	(1)	(3)	(1)	(1)	—	—	—	—	—	—	(6)	3	(7)	(10)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	2	(29)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(124)	(124)
Funds From Operations	55	46	24	15	9	7	5	36	6	(70)	133	—	—
Depreciation	(57)	(22)	(5)	(38)	(11)	(4)	(1)	(13)	(6)	(1)	(158)	35	(77)	(200)
Foreign exchange and unrealized financial instruments gain (loss)	(3)	(2)	2	3	(10)	(2)	—	(4)	(1)	3	(14)	8	(4)	(10)
Deferred income tax recovery (expense)	25	1	(1)	(4)	2	—	—	(1)	—	4	26	1	(4)	23
Other	(20)	(1)	(1)	(2)	3	(4)	(3)	(8)	—	(4)	(40)	5	(3)	(38)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	88	88
Net income (loss) attributable to Unitholders(2)	—	22	19	(26)	(7)	(3)	1	10	(1)	(68)	(53)	—	—	(53)

(1)
Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $36 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months attributable to Unitholders ended September 30, 2018:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	166	53	54	50	17	15	4	58	25	—	442	(100)	332	674
Other income	1	1	—	—	—	—	—	1	—	1	4	(1)	4	7
Direct operating costs	(68)	(16)	(25)	(20)	(8)	(2)	(1)	(13)	(11)	(5)	(169)	31	(119)	(257)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	70	—	70
Adjusted EBITDA	99	38	29	30	9	13	3	46	14	(4)	277	—	217
Management service costs	—	—	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Interest expense - borrowings	(44)	(5)	(9)	(16)	(6)	(2)	(1)	(15)	(3)	(27)	(128)	29	(77)	(176)
Current income taxes	(2)	(2)	—	—	(1)	—	—	—	—	—	(5)	2	(3)	(6)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	—	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(137)	(137)
Funds From Operations	53	31	20	14	2	11	2	31	11	(70)	105	—	—
Depreciation	(57)	(32)	(4)	(34)	(13)	(3)	—	(11)	(5)	(1)	(160)	32	(64)	(192)
Foreign exchange and unrealized financial instruments gain (loss)	(5)	1	—	—	1	(3)	(1)	—	—	1	(6)	—	(4)	(10)
Deferred income tax recovery (expense)	7	—	(1)	(4)	1	—	—	(1)	—	15	17	3	(9)	11
Other	(1)	2	(4)	(3)	—	—	—	—	(1)	(4)	(11)	(2)	(5)	(18)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	82	82
Net income (loss) attributable to Unitholders(2)	(3)	2	11	(27)	(9)	5	1	19	5	(59)	(55)	—	—	(55)

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $55 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

The following table reconciles net income (loss) attributable to Limited partners' equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations and Funds From Operations per Unit, both non-IFRS financial metrics, for the three months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income (loss) attributable to:
Limited partners' equity	$(30)	$(32)	$(0.17)	$(0.18)
General partnership interest in a holding subsidiary held by Brookfield	(1)	(1)	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(22)	(22)	—	—
Net (loss) income attributable to Unitholders	$(53)	$(55)	$(0.17)	$(0.18)
Adjusted for proportionate share of:
Depreciation	158	160	0.51	0.51
Foreign exchange and unrealized financial instruments (gain) loss	14	6	0.04	0.02
Deferred income tax (recovery) expense	(26)	(17)	(0.08)	(0.05)
Other	40	11	0.13	0.03
Funds From Operations	$133	$105	$0.43	$0.33
Weighted average Units outstanding(1)			311.2	312.6

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 85% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Balance of 2019	2020	2021	2022	2023
Hydroelectric
North America
United States(1)	1,739	7,486	5,444	4,446	4,446
Canada(1)	809	3,908	2,779	2,152	2,074
	2,548	11,394	8,223	6,598	6,520
Wind
North America
United States	535	2,054	1,978	2,027	2,028
Canada	366	1,270	1,269	1,269	1,269
	901	3,324	3,247	3,296	3,297
Europe	260	894	888	858	847
Asia (2)	183	453	453	457	457
	1,344	4,671	4,588	4,611	4,601
Solar(2)	195	1,054	1,053	1,052	1,051
Contracted on a proportionate basis	4,087	17,119	13,864	12,261	12,172
Uncontracted on a proportionate basis	502	1,431	4,681	6,285	6,376
	4,589	18,550	18,545	18,546	18,548
Contracted generation as a % of total generation on a proportionate basis	89%	92%	75%	66%	66%
Price per MWh - total generation on a proportionate basis	$76	$78	$86	$91	$92

(1)	Includes generation of 545 GWh for 2019, 3,171 GWh for 2020 and 866 GWh for 2021 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 10 years in Brazil, 3 years in Colombia, 12 years in Europe and 13 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (37%), distribution companies (23%), industrial users (22%) and Brookfield (18%).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 5 - LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. On a consolidated basis, almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 80% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Corporate credit facility(1)(2)	$353	$721	$353	$721
Debt
Medium term notes(2)(3)	1,775	1,613	1,775	1,613
Non-recourse borrowings(4)	—	—	8,562	8,465
	1,775	1,613	10,337	10,078
Deferred income tax liabilities, net(5)	—	—	3,982	4,049
Equity
Non-controlling interest	—	—	7,841	8,129
Preferred equity	585	568	585	568
Preferred limited partners' equity	833	707	833	707
Unitholders equity	7,139	7,802	7,139	7,802
Total capitalization	$10,332	$10,690	$30,717	$31,333
Debt to total capitalization	17%	15%	34%	32%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(2)
Corporate credit facility and Medium term notes as at September 30, 2019 are adjusted to reflect repayment of $340 million Series 7 (C$450 million) medium term notes that was completed on October 15, 2019.

(3)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $9 million (2018: $6 million) of deferred financing fees.

(4)
Consolidated non-recourse borrowings include $11 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $56 million (2018: $75 million) of deferred financing fees, net of unamortized premiums.

(5)	Deferred income tax liabilities less deferred income assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS, EXCEPT AS NOTED)	September 30, 2019	December 31, 2018
Brookfield Renewable's share of cash and cash equivalents	$158	$169
Investments in marketable securities	118	117
Corporate credit facilities
Authorized credit facilities(1)	2,100	2,100
Draws on credit facilities(2)	(353)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(219)	(209)
Available portion of corporate credit facilities	1,928	1,470
Available portion of subsidiary credit facilities on a proportionate basis(3)	266	218
Available group-wide liquidity	$2,470	$1,974

(1)	Amounts are guaranteed by Brookfield Renewable.

(2)	Draws on credit facilities include $340 million to reflect the repayment of Series 7 medium term notes that was completed on October 15, 2019.

(3)	Includes $60 million of proportionate subsidiary credit facility secured subsequent to September 30, 2019.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2019			December 31, 2018
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes(2)	4.1%	10	$1,775	4.4%	7	$1,613
Credit facilities(2)	3.6%	5	353	3.3%	4	721
Proportionate subsidiary borrowings(1)
Hydroelectric	5.7%	9	3,513	5.8%	9	3,640
Wind	4.8%	10	1,798	4.7%	10	1,792
Solar	4.9%	9	1,151	5.2%	11	1,022
Storage and other	5.5%	5	231	5.4%	6	249
	5.3%	9	6,693	5.4%	10	6,703
			8,821			9,037
Proportionate deferred financing fees, net of unamortized premiums			(43)			(48)
			8,778			8,989
Equity-accounted borrowings			(2,131)			(1,972)
Non-controlling interests			3,978			3,701
As per IFRS Statements			$10,625			$10,718

(1)	Excludes $88 million of proportionate debt associated with our portfolios that are classified as held for sale as at September 30, 2019 (2018: $60 million).

(2)	Medium term notes and corporate credit facility are adjusted to exclude Series 7 (C$450) medium term notes of $340 million that were repaid on October 15, 2019.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2019:

(MILLIONS)	Balance of 2019	2020	2021	2022	2023	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)(3)	$—	$—	$—	$302	$—	$1,473	$1,775

Non-recourse borrowings
Credit facilities	—	—	9	14	107	—	130
Hydroelectric	21	359	—	205	427	1,742	2,754
Wind	—	—	—	96	101	286	483
Solar	—	142	—	53	112	221	528
Storage and other	—	—	56	—	—	155	211
	21	501	65	368	747	2,404	4,106
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	29	36	67	61	49	515	757
Wind	31	106	107	113	108	781	1,246
Solar	17	38	40	43	43	382	563
Storage and other	1	3	3	3	4	7	21
	78	183	217	220	204	1,685	2,587
Total	$99	$684	$282	$890	$951	$5,562	$8,468

(1)	Draws on corporate credit facilities are excluded from the debt repayment schedule as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $9 million (2018: $6 million) of deferred financing fees.

(3)	Adjusted to reflect the repayment of Series 7 medium term notes of $340 million that were repaid on October 15, 2019.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2023 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Cash flow provided by (used in):
Operating activities	$266	$236	$1,005	$817
Financing activities	(319)	(52)	(828)	(639)
Investing activities	(49)	(105)	(123)	(635)
Foreign exchange loss on cash	(9)	(6)	(8)	(14)
Increase (decrease) in cash and cash equivalents	$(111)	$73	$46	$(471)
Operating Activities
Cash flows provided by operating activities for the three and nine months ended September 30, 2019 totaled $266 million and $1,005 million, respectively, compared to $236 million and $817 million in 2018. The relative increases in cash flows from operating activities of $30 million and $188 million were primarily attributable to the strong performance and growth of our businesses in the current periods as reflected by our higher net income and Funds From Operations, relative to the prior periods.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Trade receivables and other current assets	$(34)	$(79)	$24	$(66)
Accounts payable and accrued liabilities	16	64	(25)	10
Other assets and liabilities	4	14	(11)	10
	$(14)	$(1)	$(12)	$(46)
Financing Activities
Cash flows used in financing activities totaled $319 million for the third quarter of 2019. The proceeds from the issuance of C$300 million Series 12 and C$300 million Series 13 medium term notes completed during the period were more than offset by the repayment of borrowings, primarily our credit facilities (including amounts on deposit from Brookfield) and the distributions noted below.
Cash flows used in financing activities totaled $828 million for the nine months ended September 30, 2019. The proceeds raised from the issuance of C$300 million Series 12 medium term notes, C$300 Series 13 medium term notes and C$175 million Series 15 preferred units and proceeds from the sale of a 25% interest in a select portfolio of Canadian hydroelectric assets were more than offset by repayments of borrowings, primarily the corporate credit facility, and the distributions noted below.
We increased our distributions to $2.06 per LP Unit on an annualized basis, an increase of 10 cents per LP Unit which took effect in the first quarter of 2019.
For the three and nine months ended September 30, 2019, distributions paid to unitholders of Brookfield Renewable or BRELP were $171 million and $513 million, respectively (2018: $161 million and $482 million, respectively). The distributions paid to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests - in operating subsidiaries totaled $141 million and $570 million, respectively (2018: $97 million and $485 million, respectively).
Investing Activities
Cash flows used in investing activities for the third quarter of 2019 totaled $49 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures totaled $107 million, partially offset by proceeds received from the completed sale of a 66 MW solar facility in South Africa and disposal of securities.
Cash flows used in investing activities for the nine months ended September 30, 2019 totaled $123 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures totaled $196 million, which were offset by proceeds received from asset sales as we completed the sale of 146 MW of wind and solar facilities in South Africa.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

(MILLIONS, EXCEPT AS NOTED)	September 30, 2019	December 31, 2018
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	37,885,496	27,885,496
Issuance	7,000,000	10,000,000
Balance, end of period/year	44,885,496	37,885,496
GP interest	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623
LP Units
Balance, beginning of year	178,821,204	180,388,361
Distribution reinvestment plan	144,245	289,641
Repurchase of LP Units for cancellation	(20,000)	(1,856,798)
Balance, end of period/year	178,945,449	178,821,204
Total LP Units on a fully-exchanged basis(3)	308,604,072	308,479,827

(1)
Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)
Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(3)	The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units for LP Units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2019	2018	2019	2018	2019	2018	2019	2018
Class A Preference Shares	$6	$7	$7	$7	$19	$20	$20	$20
Class A Preferred LP Units	$12	$10	$12	$10	$33	$29	$32	$27
Participating non-controlling interests - in operating subsidiaries	$124	$81	$124	$81	$520	$438	$520	$438
GP interest and Incentive distributions	$13	$11	$13	$11	$41	$34	$40	$33
Redeemable/Exchangeable partnership units	$66	$64	$66	$64	$201	$192	$200	$191
LP Units	$92	$88	$94	$86	$277	$266	$275	$258
CONTRACTUAL OBLIGATIONS
Please see Note 18 - Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•	Commitments - Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•	Contingencies - Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and

•	Guarantees - Nature of all the indemnification undertakings.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2019, letters of credit issued amounted to $219 million (2018: $35 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 6 - SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2019			2018				2017
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) - LTA	12,332	14,252	13,493	13,485	12,113	13,521	12,852	12,198
Total Generation (GWh) - actual	11,089	14,881	14,125	14,445	11,609	13,122	12,880	11,913
Proportionate Generation (GWh) - LTA	5,821	7,109	6,698	6,602	5,956	6,935	6,351	6,030
Proportionate Generation (GWh) - actual	5,213	7,602	7,246	7,052	5,552	6,455	6,694	5,890
Revenues	$642	$787	$825	$780	$674	$735	$793	$657
Net income (loss) attributable to Unitholders	(53)	17	43	91	(55)	(2)	8	(67)
Basic and diluted earnings (loss) per LP Unit	(0.17)	0.05	0.14	0.29	(0.18)	(0.01)	0.03	(0.22)
Consolidated Adjusted EBITDA	507	630	652	604	494	543	582	454
Proportionate Adjusted EBITDA	301	400	395	371	277	324	351	296
Funds From Operations	133	230	227	206	105	172	193	143
Funds From Operations per Unit	0.43	0.74	0.73	0.66	0.33	0.55	0.62	0.46
Distribution per LP Unit	0.515	0.515	0.515	0.490	0.490	0.490	0.490	0.468

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	10,260	9,704	9,326	9,915	$700	$655	$501	$455	$375	$322	$146	$130
Brazil	2,890	2,731	2,987	2,931	173	185	144	133	119	109	55	5
Colombia	2,347	2,382	2,520	2,547	174	160	107	91	75	62	56	41
	15,497	14,817	14,833	15,393	1,047	1,000	752	679	569	493	257	176
Wind
North America	2,190	1,905	2,622	2,215	167	158	120	109	67	64	(44)	(39)
Europe	663	413	729	496	71	46	50	27	37	13	(7)	(12)
Brazil	454	473	475	475	27	33	20	26	13	20	(2)	(1)
Asia	184	117	186	117	13	9	10	6	7	3	2	(3)
	3,491	2,908	4,012	3,303	278	246	200	168	124	100	(51)	(55)
Solar	765	569	783	546	145	106	123	87	81	57	23	19
Storage & Other	308	407	—	—	66	62	30	33	20	23	—	(6)
Corporate	—	—	—	—	—	—	(9)	(15)	(204)	(203)	(222)	(183)
Total	20,061	18,701	19,628	19,242	$1,536	$1,414	$1,096	$952	$590	$470	$7	$(49)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	700	173	174	167	71	27	13	145	66	—	1,536	(286)	1,004	2,254
Other income	11	20	—	2	3	—	—	5	—	8	49	(11)	12	50
Direct operating costs	(210)	(49)	(67)	(49)	(24)	(7)	(3)	(27)	(36)	(17)	(489)	82	(338)	(745)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	215	15	230
Adjusted EBITDA	501	144	107	120	50	20	10	123	30	(9)	1,096	—	693
Management service costs	—	—	—	—	—	—	—	—	—	(73)	(73)	—	—	(73)
Interest expense - borrowings	(119)	(16)	(25)	(51)	(13)	(6)	(3)	(42)	(10)	(70)	(355)	78	(238)	(515)
Current income taxes	(7)	(9)	(7)	(2)	—	(1)	—	—	—	—	(26)	4	(27)	(49)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(82)	(7)	(89)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(421)	(421)
Funds From Operations	375	119	75	67	37	13	7	81	20	(204)	590	—	—
Depreciation	(168)	(66)	(15)	(117)	(34)	(13)	(3)	(41)	(18)	(3)	(478)	104	(226)	(600)
Foreign exchange and unrealized financial instrument loss	—	1	1	2	(19)	(3)	—	—	(2)	(25)	(45)	13	(8)	(40)
Deferred income tax expense	(15)	3	(5)	13	8	—	(1)	15	—	22	40	(35)	(16)	(11)
Other	(46)	(2)	—	(9)	1	1	(1)	(32)	—	(12)	(100)	26	33	(41)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(108)	—	(108)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	217	217
Net income (loss) attributable to Unitholders(2)	146	55	56	(44)	(7)	(2)	2	23	—	(222)	7	—	—	7

(1)
Share of earnings from equity-accounted investments of $33 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $204 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2018:

	Attributable to Unitholders											Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	655	185	160	158	46	33	9	106	62	—	1,414	(197)	985	2,202
Other income	6	3	1	1	1	—	—	4	—	2	18	(5)	13	26
Direct operating costs	(206)	(55)	(70)	(50)	(20)	(7)	(3)	(23)	(29)	(17)	(480)	63	(343)	(760)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	455	133	91	109	27	26	6	87	33	(15)	952	—	667
Management service costs	—	—	—	—	—	—	—	—	—	(64)	(64)	—	—	(64)
Interest expense - borrowings	(128)	(17)	(29)	(44)	(12)	(6)	(3)	(30)	(10)	(75)	(354)	54	(234)	(534)
Current income taxes	(5)	(7)	—	(1)	(2)	—	—	—	—	—	(15)	3	(8)	(20)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(57)	(10)	(67)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(415)	(415)
Funds From Operations	322	109	62	64	13	20	3	57	23	(203)	470	—	—
Depreciation	(170)	(103)	(14)	(89)	(30)	(10)	(2)	(24)	(17)	(1)	(460)	61	(212)	(611)
Foreign exchange and unrealized financial instrument loss	(4)	—	1	3	6	(11)	(2)	(3)	(2)	14	2	(6)	(31)	(35)
Deferred income tax expense	1	1	(4)	(9)	2	—	—	(1)	—	24	14	2	(18)	(2)
Other	(19)	(2)	(4)	(8)	(3)	—	(2)	(10)	(10)	(17)	(75)	15	(12)	(72)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(72)	—	(72)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	273	273
Net income (loss) attributable to Unitholders(2)	130	5	41	(39)	(12)	(1)	(3)	19	(6)	(183)	(49)	—	—	(49)

(1)
Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $142 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

The following table reconciles net income (loss) attributable to Limited partners' equity and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit, both non-IFRS financial metrics for the nine months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income (loss) attributable to:
Limited partners' equity	$4	$(28)	$0.02	$(0.16)
General partnership interest in a holding subsidiary held by Brookfield	—	(1)	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3	(20)	—	—
Net income (loss) attributable to Unitholders	$7	$(49)	$0.02	$(0.16)
Adjusted for proportionate share of:
Depreciation	478	460	1.54	1.47
Foreign exchange and unrealized financial instruments (gain) loss	45	(2)	0.14	(0.01)
Deferred income tax expense	(40)	(14)	(0.13)	(0.04)
Other	100	75	0.33	0.24
Funds From Operations	$590	$470	$1.90	$1.50
Weighted average Units outstanding(1)			311.2	312.7

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 - Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 - Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2018 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
(i) IFRS 3 - Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to the Brookfield Renewable’s accounting policy.
(ii) IFRS 16 - Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application was recognized in retained earnings on January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.
Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in equity.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
FUTURE CHANGES IN ACCOUNTING POLICIES
There are currently no future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Sale of European Wind Portfolios
Subsequent to quarter-end, Brookfield Renewable completed the sale of a wind portfolio in Northern Ireland and a wind portfolio in Portugal for total proceeds of $186 million ($74 million net to Brookfield Renewable).
Brookfield Renewable Corporation
Subsequent to quarter-end, we announced our intention to create BEPC with publicly-traded shares that we expect will be economically-equivalent to the limited partnership units of Brookfield Renewable. The class A shares of BEPC are expected to be distributed as a special distribution to Brookfield Renewable’s existing unitholders, other than preferred unitholders. The class A shares of BEPC will be structured with the intention of being economically equivalent to the limited partnership units of BEP and will be exchangeable, at the shareholder's option, for one BEP limited partnership unit. Subject to receiving required approvals, the BEPC class A shares will be publicly listed. A registration statement on Form F-1 in connection with this transaction was filed with the SEC on November 8, 2019 and a preliminary prospectus will be filed with the securities regulators in Canada (and available on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com). This Interim Report does not constitute an offer to sell or the solicitation of an offer to buy any securities of BEPC or BEP, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects over a period of 14 to 20 years.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil, Europe and India renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of the Colombian operations and a portfolio of select Canadian hydroelectric assets. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the general partner of such partnership, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies - Common control transactions in our December 31, 2018 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in Transalta Corporation. The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 - Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 - Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 - Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.
Funds From Operations and Funds From Operations per Unit
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

PART 9 - CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, the completion of the special distribution of BEPC’s class A shares, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and Brookfield Renewable following the distribution of BEPC’s class A shares, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, due to climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; the failure to receive required approvals with respect to the distribution of the BEPC class A shares, including from the SEC, Canadian securities regulators and the stock exchanges on which BEPC intends to apply to list its class A shares; BEPC may not be included in any indices; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2019

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BRF.PR.O (Preferred LP Units - Series 15)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN